February 5, 2019

Carlos Brand o
Chief Financial Officer
Oi S.A. - In Judicial Reorganization
Rua Humberto de Campos 425, 8th floor, Leblon
22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

       Re: Oi S.A. - In Judicial Reorganization
           Registration Statement on Form F-1
           Filed February 1, 2019
           File No. 333-229463

Dear Mr. Brand o:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Mark Bagnall